UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-12981
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Superior Tube Company, Inc. Union 401(k) Plan
(Exact name of registrant as specified in its charter)

AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania, 19312-1177
(610) 647-2121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Superior Tube Company, Inc. Union 401(k) Plan
(Title of each class of securities covered by this Form)

AMETEK, Inc. common stock, par value $0.01 per share*
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

•Effective December 31, 2024, AMETEK, Inc. merged the Superior Tube Company Inc. Union 401(k) Plan (the “Superior Tube Plan”) with and into the AMETEK Retirement and Savings Plan (the “Plan Merger”). As a result of the Plan Merger, interest in the Superior Tube Plan, which previously constituted securities registered under the Securities Act of 1933, as amended, no longer exist. Pursuant to Rule 12h-3(b)(1)(i), this Form 15 is being filed to reflect the suspension of the Superior Tube Plan’s duties to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, The AMETEK Retirement and Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 23, 2025	By:	/s/ THOMAS M. MONTGOMERY
Thomas M. Montgomery
Member, Savings and Investment Committee